Life Science HOLDING COMPANY

$21.1-36.0MM Secured Debt

Capital Raise (April 2020)

Life Science Holding Company is seeking between $21.1 and $36.0MM of debt capital to acquire and retrofit an FDA-certified cGMP pharmaceutical-grade processing and manufacturing facility, to create a world-class hemp/CBD processing facility that will address the manufacturing bottleneck issues that have arisen since federal legalization and are prominent in the market today

OPPORTUNITY

Unique opportunity to lend on a secured and overcollateralized basis to help create one of the largest hemp processing projects in the U.S., which is looking to establish itself as the leader in a rapidly-growing, federally legal multi billion-dollar industry

WORLD CLASS FACILITY

Size	318,000 sq. ft.
Property Features	21 Acres 60 Clean Rooms 15 Loading Docks Co-Pack. Capability
Broker Opinion of Value – Real Estate	$23.6MM
Acquisition Value – New Equipment	~ $13.9MM
CBD Crude Production Cap	13,619 kg/mo.
CBD Distillate Production Cap.	3,240 kg/mo.
CBD Isolate Production Cap.	1,590 kg/mo.
Power	12,000 Amps
Licenses	No licensing required in Missouri
Regulation Clearance	ISO 7 & 8 FDA-Certified GMP-Compliant
Future Products	CBD Crude CBD Distillate CBD Isolate Crystal-Resistant CBD
Year 1 Revenue	$39.4MM
EBITDA Margin	70%+

USE OF FUNDS

Purchase Price on Building	$ 13.5MM
New Equipment	$ 2.1-13.9MM
Working Capital / Other	$5.5-8.6MM
Total	**$ 21.1-36.0MM**

COMPANY OVERVIEW

- Life Science Holding Company is raising secured debt to purchase a 318,000 sq. ft. pharmaceutical manufacturing facility located in Bridgeton, MO that was formerly owned by KV Pharmaceuticals
- The Company has entered into a definitive agreement to acquire the manufacturing facility for $13.5MM but has obtained a February 2020 broker opinion of value (BOV) for the property of $23.6MM
- Once fully retrofitted for hemp processing, this facility will be the second largest extraction plant in the U.S., able to process 3.6MM lbs. of biomass per year initially and scalable up to 72MM lbs. of biomass per year
- In addition, the Company plans to utilize $2.1MM of the initial funds to finance a down payment on the equipment needed to begin operations through a long-term vendor-financed capital lease; with a larger debt facility, however, the Company will be able to acquire the $13.9MM of new equipment directly rather than utilizing vendor financing
- The Company has a highly competent C-suite team with extensive experience leading cannabis companies and managing pharma-quality manufacturing operations

KEY INVESTMENT HIGHLIGHTS

- **Unique, Large-Scale Property:** The Company has entered into a definitive agreement to acquire a strategically located, state-of-the-art manufacturing facility that sits on 21 acres of land, has 15 loading docks, 60 clean rooms, multiple outbound docks, and access to major highways, railways, waterways and airways
- **Pharma-Grade Facilities:** Life Science Holding Company will have one of the few FDA/cGMP/ISO-certified hemp processing facilities in the U.S., making it an attractive partner for retailers like Walmart, Whole Foods and CVS
- **Secured Massive Extraction Contracts:** Life Science Holding Company has already secured or is in advanced discussions with customers, with hemp processing contracts totaling 5.0MM lbs. of immediate demand for biomass

AERIAL VIEW


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EARTH CITY EXPY

INTERIOR VIEW



DELMORGAN & CO., LLC

Rob Delgado
Sr. Managing Director
rd@delmorganco.com
(310) 319-2000

Neil Morganbesser
Sr. Managing Director
nm@delmorganco.com
(310) 319-2000

Chris Delgado
Managing Director
cd@delmorganco.com
(310) 319-2000

Alex Ross
Analyst
ar1@delmorganco.com
(310) 395-3822

Chris Wan
Analyst
cw@delmorganco.com
(310) 935-3822

DelMorgan & Co., LLC, 100 Wilshire Blvd, Suite 750, Santa Monica, CA 90401